# Citizens Financial Corp.

2008 Annual Report





*traditions*

*pass it on*

To our Shareholders:

2008 was another difficult year for banks and nearly every other sector of our economy. The recession that began in 2007 with problems in the housing and sub-prime mortgage markets has now become our nation's most serious financial crisis since the 1930s. What was a problem primarily limited to certain business sectors and specific geographic regions, is now impacting virtually all of us. Credit markets remain largely paralyzed despite federal intervention, businesses face dwindling sales, production is declining and unemployment continues to rise.

Our own markets, usually somewhat insulated from national trends, are also feeling the effects of this recession. Many local businesses have experienced a slowdown in sales leading to cutbacks in working hours and layoffs for employees who are already coping with a dramatic decrease in their personal wealth due to the sagging stock market, depressed housing values and widespread uncertainty about their future.

Naturally, the banking sector finds itself at the center of these problems because all businesses and consumers, regardless of the industry they are in, are our customers. In 2008, one of our customers, a long-standing local automotive business, found itself unable to continue operations much the same as so many other auto dealers throughout our country. As a result, we incurred a $1.3 million loan charge-off and earnings fell to a less than hoped for $916,000. This one loan accounted for 71% of our total charge-offs for the year, and the ultimate disposition of the remaining loan balance and associated collateral is not known at this time. Unfortunately, this is somewhat similar to 2007 when we charged-off $1.2 million that was loaned to a manufactured housing business causing earnings to fall to $1,034,000.

While situations such as these are not typical for Citizens, they have largely defined our results over the last two years. They also point out that even for banks such as Citizens, where no sub-prime mortgage lending occurred, our economic recession can present significant risks. Should the recession become more prolonged, nearly all banks will face the risk of additional losses. In our case, past due loans have increased and totaled 4.3% of gross loans at year-end. Because we have been aggressive in recording charge-offs in a timely manner and have simultaneously increased our allowance for loan losses, we are hopeful that future losses have already been identified and that their impact on earnings can be minimized. However, we cannot provide any assurance that this will be the case.

During those times when losses do arise and earnings are suppressed, or when economic conditions falter, banks must be aware of the crucial role their capital base plays in maintaining stability. At Citizens, our capital base remains strong, easily exceeding the well-capitalized levels defined by our regulators and illustrated in Note 13 of this report. In 2008, we took several steps to preserve our capital base. First, we continued our efforts to control our level of non-interest expense. In this regard, we are limiting all nonessential expenditures and have begun implementing changes to our employee benefit plans which are expected to save in excess of $100,000 through 2010, while providing similar annual savings thereafter. Other cost saving strategies are also being considered. In addition, we modified our dividend strategy in 2008 reducing our quarterly dividends by $.08 per share and forgoing the year-end bonus dividend. While this is never a popular decision, it was a prudent capital management step, given our performance and the economic climate we are in. Despite this, our dividend record remains stellar with a 2008 payout ratio of 80% and a record of increased dividends in 15 of the last 17 years.

Beginning in 2009, our quarterly dividends will be declared at our first board meeting following the close of the quarter; generally the second Wednesday of January, April, July and October. Doing so gives us the ability to know what our quarterly income is when we declare the dividend, rather than declaring a dividend based on estimates of income as we currently do. This change will make our procedure consistent with most other corporations and result in a more informed dividend policy.

We are also aware that, while not heavily traded, the price of our stock is most important to our shareholders, as it is to us. Historically, our stock price, much like our dividends, has followed a clear rising pattern. In 2008, however, our stock price followed a clear pattern within the industry closing the year at $7.00 per share compared to $11.25 at the end of 2007. Given the nature of our economy, and the well publicized struggles of banks across the nation, it will take time to restore our stock price but we are committed to taking those steps necessary to do so.

Shortly after year-end, we announced the sale of our Petersburg and Marlinton branches. We expect this transaction to be completed during the second quarter. The $22 million of deposits and $17 million of loans we expect to divest represent approximately 10% of our current deposit and loan totals. While these figures are not significant relative to our balance sheet in total, it will allow us to focus our resources on our natural geographic markets in order to operate more efficiently and effectively. Over the long term we expect this to be very beneficial and to improve the overall management and strength of the bank.

Like you, we are disappointed in our recent results. And, like you, we look forward to 2009 realizing that it is likely to be a very difficult year in many ways. However, we believe we have the financial and human resources, along with the necessary systems and controls, to emerge from this recession as one of West Virginia's leading financial institutions. We are committed to fulfilling our obligations to our shareholders, our customers and our employees, and we thank you for the opportunity to do so.

Sincerely,

Max L. Armentrout
Chairman of the Board

Robert J. Schoonover
President and Chief Executive Officer

CONTENTS

## INTRODUCTION

The following discussion and analysis present the significant changes in financial condition and results of operations of Citizens Financial Corp. and our subsidiary, Citizens National Bank of Elkins, for the periods indicated. It should be read in conjunction with the consolidated financial statements and accompanying notes thereto, which are included elsewhere in this report.

### Description of Business

Citizens Financial Corp. is a $283 million Delaware corporation headquartered in Elkins, West Virginia. From there, our wholly-owned subsidiary, Citizens National Bank of Elkins, provides loan, deposit, trust, brokerage and other banking and related services to customers in northcentral and eastern West Virginia and nearby areas through six branch offices. We conduct no business other than the ownership of our bank subsidiary.

## FORWARD LOOKING STATEMENTS

This report contains forward looking statements which reflect our current expectations based on information available to us. These forward looking statements involve uncertainties related to the general economic conditions in our nation and other broad based issues such as interest rates and regulations, as well as to other factors which may be more specific to our own operations. Examples of such factors may include our ability to attract and retain key personnel, implementing new technological systems, providing new products to meet changing customer and competitive demands, our ability to successfully manage growth strategies, controlling costs, maintaining our net interest margin, maintaining good credit quality, and others including those set forth in the risk factor section of this report. Forward looking statements can be identified by words such as "may", "will", "expect", "anticipate", "believe", "estimate", "plans", "intends", or similar words. We do not attempt to update any forward looking statements. When provided, we intend forward looking information to assist readers in understanding anticipated future operations and we include them pursuant to applicable safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in our forward looking statements are reasonable, actual results could differ materially.

## CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and follow general practices within the financial services industry. Application of these principles requires us to make estimates, assumptions, and judgments that affect the amounts reported in our financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements and could change as new information becomes available. Consequently, later financial statements could reflect different estimates, assumptions, and judgments.

Some policies rely more heavily on the use of estimates, assumptions, and judgments than others and, therefore, have a greater possibility of producing results that could be materially different than originally reported. Our most significant accounting policies, including an explanation of how assets and liabilities are valued, may be found in Note 1 to the consolidated financial statements in our 2008 Annual Report to Shareholders and Form 10-K.

The allowance for loan losses represents our estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, the estimated amount of losses in pools of homogeneous loans, and the effect of various economic and business factors, all of which may be subject to significant change. Due to these uncertainties, as well as the sensitivity of our financial statements to the assumptions and estimates needed to determine the allowance, we have identified the determination of the allowance for loan losses as a critical accounting estimate. As such, it could be subject to revision as new information becomes available. Should this occur, changes to the provision for loan losses, which may increase or decrease future earnings, may be necessary. A discussion of the methods we use to determine our allowance for loan losses is presented later in this report.

## OVERVIEW

The current economic crisis has had a significant impact on the banking industry and our national economy during the past couple of years. This recession has driven consumers to reduce spending and in-turn prompted companies to respond by cutting expenses through significant reductions in labor force. What began as a slowdown in housing, has now ballooned into the largest financial crisis since the Great Depression. While our local economy does not usually experience the same level of contraction as the national economy, local industries such as lumber, trucking, and tourism are seeing reduced demand. This has prompted local layoffs and reductions in consumer spending. Citizens has not been immune to these economic conditions. In the last two years we have experienced lower than anticipated earnings due to the failure of two commercial enterprises affected by the slumping economy. In 2008, a long-standing local automobile dealership was forced to cease operations resulting in a loan charge-off of $1.3 million, while in 2007 a local manufactured housing business closed due to lack of demand for its products resulting in a $1.2 million charge-off.

Earnings for the last two years have been characterized by larger provisions for loan loss primarily attributable to these two commercial credits. In 2008, the company earned $916,000 compared to $1,034,000 in 2007. The company's return on average assets was 0.35% and 0.42% for 2008 and 2007, respectively. While many banks in the country have seen a broad-based weakening in their credit portfolio in the wake of the sub-prime exposures and housing crisis, Citizens has not participated in sub-prime lending and does not operate in markets where housing prices are falling dramatically. Citizens has been somewhat insulated from these credit issues. However, as this recession continues the company may experience additional loan losses as the financial crisis continues to impact more and more sectors of the economy. In 2008, we recognized additional risks that are present in the current economy and increased our allowance for loan losses from $1,763,000 at year-end 2007 to $2,232,000 at December 31, 2008. Management has developed detailed strategies to manage the credits that present the greatest risk to our portfolio. We monitor the situation with these credits continuously and keep in close contact with borrowers in order to assess our position and respond appropriately.

With the economic recession has come relaxed loan demand. Our loan portfolio grew by only $5. 2 million, or 3.0%, to $178.1 million in 2008. However, deposits have grown by $16.1 million, or 8.0%, to $217.4 million. Of this amount, $13.1 million was expected to be a temporary deposit from one customer. Repurchase agreements have also increased by $14.5 million to $28.8 million. With the additional funding from deposits and repurchase agreements, we increased our investment portfolio by $23.5 million to $82.1 million. Many of these investment purchases were short-term instruments that would provide additional liquidity, if necessary. Overall, total assets increased by $35.9 million or 14.6% to $282.5 million.

A more detailed discussion of the factors impacting our results of operations and financial condition follows. Amounts and percentages used in that discussion, as well as in this overview, have been rounded.

## RESULTS OF OPERATIONS

### Net Interest Income

Net interest income represents the primary component of our earnings. It is the difference between interest and fee income generated by interest earning assets and interest expense incurred to carry interest bearing liabilities. Net interest income is affected by changes in balance sheet composition and interest rates. We attempt to maximize net interest income by determining the optimal product mix in light of current and expected yields on assets, cost of funds and economic conditions while maintaining an acceptable degree of risk.

By the end of 2008, the Federal Reserve had effectively reduced the target Federal Funds rate to zero from its high in September 2007 of 5.25%. This severe decline in rates caused our yield on earning assets to fall 83 basis points in 2008, resulting in a decrease in interest income of $790,000 to $15,177,000, despite a $21.1 million increase in our average earning asset base. This decrease in income is primarily attributable to decreasing loan rates on our variable rate loan portfolio.

Interest expense has decreased by only $391,000 to $6,390,000 as rates on interest bearing liabilities declined by 50 basis points, while average interest bearing liabilities have increased by $19.6 million. Competitive pressures to price certificates of deposit higher than we would have liked combined with already low rates on savings and other similar products impacted our ability to reduce interest expense.

Overall, as reflected on our income statement, net interest income decreased by $399,000 to $8,787,000 in 2008. On a tax equivalent basis, net interest income decreased by the lesser amount of $230,000 to $9,300,000 as we increased our investment in tax-exempt municipal bonds in the latter part of 2007.

With rates at these historically low levels and the expectation that rates will remain at these levels for some time, Citizens will seek ways to lower the cost of our interest bearing liabilities in order to maintain a strong net interest margin. Citizens has begun doing this through a new free checking promotion to attempt to garner additional non-interest bearing deposits.

**Provision for Loan Losses**

The provision for loan losses is our estimate of the amount which must be charged against current earnings in order to maintain the allowance for loan losses at a level considered adequate to provide for losses which are inherent in the loan portfolio. This amount is determined through quarterly evaluations of the loan portfolio. Our provision for loan losses totaled $1,959,000 in 2008 and $1,783,000 in 2007. These levels of provision are much higher than Citizens has historically experienced. The higher 2008 provision is primarily the result of a local automobile dealership that was unable to continue operations. The 2007 provision is mainly the result of the failure of a local manufactured housing business.

Because the amount of the provision for loan losses is a function of our overall assessment of loan quality and the adequacy of the allowance for loan losses, which itself relies on significant use of judgment and estimates, the provision for loan loss expense may increase or decrease in the future. Please refer to the Credit Quality and Allowance for Loan Losses section of this report where we further discuss the estimation methods and assumptions we use in analyzing the allowance and the quality of our loan portfolio as these are critical factors in determining our provision for loan losses.

**Noninterest Income**

Noninterest income, which includes all revenues other than interest and fees on earning assets, is an important factor in our overall profitability. Total noninterest income increased $82,000, or 4.5%, to $1,921,000 in 2008.

This increase is the result of several factors, most notably rising levels of service and trust fees. Service fees are the largest single component of noninterest income and increased $125,000 in 2008 due to higher overdraft fees and increasing fees from our debit cards and ATM network. Trust income increased by $75,000 in 2008 to $306,000 as we settled several estates during the year. Our insurance commissions also increased by $10,000 to $44,000 in 2008.

In 2008, the company had net security losses of $49,000 which compares to $2,000 of security gains in 2007. The loss in 2008 was primarily the result of the sale of a particular corporate debt security which was displaying increased business risk. This sale resulted in a $57,000 loss. Additional information related to this sale can be found in the "Securities Portfolio and Federal Funds Sold" section of this report. Securities are typically held until maturity, unless they are called. However, we may sell certain securities from time to time in order to satisfy asset/liability management needs or respond to increased risk in the securities portfolio as we did in 2008.

Fees we earn from our secondary market loan operations declined by $28,000 to $72,000 in 2008 as loan demand slowed, reflecting the overall housing trends. We expect that income from this program will increase in 2009 as interest rates are at historic lows and individuals will want to lock in these low fixed rates by refinancing current mortgages. Other noninterest income decreased by $49,000 to $245,000 due mainly to lower fees from cashing noncustomer checks and processing wire transfers, as well as the elimination of fees received from the outsourcing of our cashier's check processing. In 2008, we brought our cashier's check processing back in-house as our outsourced provider was exiting that line of business.

We plan to perform a review of our noninterest income in 2009 to identify areas which might produce increased revenue. We believe we may be able to improve performance in several areas and that our diverse services, such as trust, brokerage and secondary market mortgages, provide us with a competitive advantage in several of our markets. Many of our competitors do not offer such a wide array of services.

**Noninterest Expense**

Noninterest expense includes all items of expense other than interest expense, the provision for loan losses, and income taxes. Historically, our level of noninterest expense has been higher than average, partly due to the relatively smaller branch facilities our market area can support.

In 2008, noninterest expense decreased by $227,000, or 2.8%, to $7,746,000. The decrease was primarily related to lower costs associated with the valuation, operation, and disposition of real estate acquired in satisfaction of loans. These costs decreased by $406,000 to $35,000 in 2008. In 2007, we experienced a much higher level of costs in this area that were largely the result of commercial real estate loan foreclosures. In addition to these savings, the company also incurred lower expenses related to equipment and stationery, which declined by $20,000 and $27,000, respectively.

Salaries and employee benefits increased by $127,000 or 3.3%, to $4,011,000 in 2008. Of this amount, salaries increased by $96,000, or 3.4%, to $2,962,000 as a result of normal employee increases. Benefit costs increased $31,000, or 3.0%, to $1,049,000 largely as a result of increased employee pension costs. In addition, data processing costs and software expenses increased by $48,000 and $44,000, respectively. A portion of these increases is related to the implementation of a new loan processing software.

There are a number of factors that could negatively impact noninterest expense in the future. For example, costs associated with foreclosed properties could increase if foreclosure activity increases. In addition, medical claims under our partially self-insured group medical plan may increase. Also, we may incur additional costs related to compliance with the Sarbanes-Oxley Act. Currently, we are required to comply with Section 404(a) of the Act and issue a conclusion about management's assessment of internal control over financial reporting. We expect that we will become subject to Section 404(b) in 2009, and will be required to have our independent accountants attest to our conclusions. This will likely increase our legal and professional expenses.

### Income Taxes

The company's provision for income taxes includes both federal and state income taxes. The company has a combined statutory tax rate for federal and state tax of approximately 38.0%. Total taxes were $87,000, or 8.7%, of pre-tax income in 2008 and $235,000, or 18.5%, of pre-tax income in 2007. The reason for the lower level of tax in both of these years is primarily the result of higher levels of loan charge-offs. In addition, an increasing investment in tax-exempt municipal bonds has contributed to the lower rate. With the exception of income earned on loans to and bonds issued by municipalities, and income from certain life insurance policies, all of our income is taxable. The company was subject to alternative minimum tax in both years. However, we expect to fully recover this tax by offsetting it against taxable income in future years. Note 10 of the accompanying consolidated financial statements provides additional information concerning our income tax expense.

## FINANCIAL CONDITION

### Loan Portfolio

Ripple effects from the national housing crisis, higher fuel prices, volatile equity markets, job losses, and general uncertainty in the economy continue to influence both consumers and businesses in our markets. Our local lumber, trucking, and tourism industries have experienced reduced activity. The unsteadiness in the economy combined with the higher food and fuel costs have influenced consumers to limit spending. All of these factors have contributed to limiting our loan growth during 2008 with total loans growing by $5.2 million, or 3.0%, to $178.1 million.

Over the last several years, Citizens has experienced growth in the commercial loan area, but in 2008 this growth was limited to $1.1 million or 1.4%. Total commercial loans were $80.1 million at the end of 2008. Of this amount, commercial loans secured by real estate increased by $1.9 million, or 3.3%, to $59.8 million, while other commercial loans declined by $0.8 million, or 3.6%, to $20.3 million. Most of our commercial loan portfolio is secured by real estate, whether or not repayment is linked to cash generated by the use or sale of the real property. In cases where repayment is linked to such use, the timing and stability of cash flow, secondary sources of repayment, loan guarantees, and collateral valuations are all important considerations in granting the loan.

Retail lending, or lending to consumers for autos, homes, or other purposes, has been difficult for Citizens for several years. Non-traditional financers such as auto manufacturers and specialized mortgage lenders have become very aggressive in attracting consumers away from traditional banking institutions. In 2008, we witnessed many troubling economic events on Wall Street that are the result of fallout from these non-traditional financing activities. Citizens has not participated in these non-traditional lending activities often termed as "sub-prime" lending. We offer our clients traditional mortgage options to fit their current income levels and focus on adding quality consumer credits to our portfolio.

Within the retail classification, our residential mortgage portfolio has remained stable this year with a $1.0 million, or 1.6%, increase to $62.7 million. In addition, Citizens has seen a $500,000, or 4.8%, increase in our consumer installment loan portfolio which totaled $11.4 million at year-end. The majority of this increase was generated by our attractive automobile lending program and a new lending program for recreational vehicles that began in 2008.

Citizens will continue to actively seek new strategies and programs to increase the retail segment of our business in order to enhance the portfolio diversification and reduce the inherent risk in our portfolio. We recently began a new consumer deposit promotion designed to broaden our consumer base through a new "free checking" product. We hope to use this broader consumer base to expand our retail lending opportunities.

Finally, other loans primarily comprised of tax-exempt entities grew by $1.6 million to $3.6 million as we helped fund a local project.

**Credit Quality and Allowance for Loan Losses**

Many financial institutions across the country are facing major losses from the housing crisis and the problems caused by sub-prime lending. Reduced consumer spending and economic uncertainty have resulted in significantly higher levels of unemployment than seen in recent years and higher levels of business failures. On the national level, credit has tightened and markets have become illiquid amid fears of "toxic" housing assets and business failures. The credit needs of large corporations, such as the Detroit automobile manufacturers, have gone unmet by the private sector, and the Federal government has had to step in to prevent these giants from collapsing.

While our local economy does not usually see the same level of contraction or growth as the national economy, we have certainly seen a significant impact from recent economic events. In recent months local businesses have announced job cuts and consumers have significantly reduced spending. Businesses in our communities have been forced to cease operations; such is the case with a long-standing local auto dealership which closed its doors during the fourth quarter. The failure of this dealership has resulted in a $1.3 million loan charge-off at December 31, 2008. The loan had been performing satisfactorily as recently as September 30, 2008, but declining sales ultimately forced this dealership to cease operations. We are now in the process of working with the borrower to find a buyer for the dealership. However, should the borrower not be successful in selling the business, we expect to start foreclosure proceedings. The remaining balance on this particular credit is $1.5 million, and management believes this balance to be secured based on the most recent appraisal of the property.

The economic uncertainty continues to have an impact on our loan portfolio as we have experienced increases in past due and impaired loans. At December 31, 2008, the bank had total past due loans of $7.6 million, which is $4.7 million higher than the prior year-end. Included in these past due loans are impaired loans of $5.0 million. At December 31, 2007, impaired loans totaled $4.0 million. The increase is centered in two land development loans that have become delinquent. Management is working diligently and developing detailed strategies to manage these credits which present the greatest risk to our portfolio. We monitor the situation with these credits continuously and keep in close contact with borrowers in order to assess our position and respond appropriately.

The inherent risk of loss in our portfolio is addressed through the allowance for loan losses. We maintain our allowance for loan losses at a level we consider adequate to provide for losses that we believe are inherent in the loan portfolio. This determination is based on quarterly evaluations in which a specific analysis and a pooled analysis are computed. The specific analysis is used to individually assign an allowance to larger balance, nonhomogenous loans—typically commercial loans. The pooled analysis is used to quantify the loss on pools of smaller balance, homogenous loans such as residential mortgages and consumer loans. The pooled analysis considers such factors as historical loss experience, changes in lending policies and staff, current and anticipated economic conditions, changes in the nature and volume of the portfolio, past due loan trends, changes in our loan review system, and levels of concentrations of credit. Because these analyses determine the adequacy of the allowance for loan losses, they also determine the provision for loans losses that must be charged to earnings.

As of December 31, 2008, our allowance for loan losses was $2,232,000, or 1.25%, of gross loans compared to $1,763,000, or 1.02%, at year-end 2007. The allowance includes reserves on specifically analyzed loans of $533,000 at December 31, 2008, which is similar to the $624,000 at year-end 2007. Reserves on the remaining pools of homogeneous loans totaled $612,000 at year-end, while at December 31, 2007, these totaled $308,000. Because this portion of the allowance is based on our loan loss history, the increase of $304,000 is primarily the result of adding the large commercial charge-off we sustained last year to our historical loss calculation. The allowance also includes adjustments to the reserves on the pools of homogenous loans for various economic and environmental factors. These adjustments totaled $1,087,000 at December 31, 2008, which is $456,000 higher than year-end 2007. The majority of this increase is related to events or reactions to economic factors such as increasing unemployment, consumer price increases, minimum wage burdens on small businesses, and increased potential for residential foreclosures. At December 31, 2007, our allowance contained a unallocated reserve of $200,000 due to the economic uncertainty present at that time. We believe we have adequately addressed those uncertainties through the other factors indicated above, and therefore, we have no unallocated reserve remaining at December 31, 2008.

Based on information available to us we believe our analysis is comprehensive and our allowance is adequate as of the report date. However, there can be no assurance that additional provisions for loan losses will not be required in the future as a result of changes in the assumptions which underlie our estimates and judgments or changes in economic conditions or the conditions of individual borrowers. As the economic recession continues we may discover additional credits in our portfolio that present greater risk.

**Securities Portfolio and Federal Funds Sold**

Funds which are not needed to satisfy loan demand or operating needs are invested in securities as a means of improving earnings while also providing liquidity and balancing interest sensitivity concerns. The securities we purchase are limited to U.S. government agency issues, including mortgage backed issues of U.S. agencies, obligations of state and political subdivisions and investment grade corporate debt. All of our securities are classified as available for sale. The Board of Directors is informed of all securities transactions each month, and a series of policy statements limit the amount of credit and interest rate risk we may take.

During 2008 our securities portfolio grew by $23.5 million to $82.1 million. A portion of this growth was due to an investment transaction in which we funded a $5 million security purchase with long-term borrowings from Federal Home Loan Bank of Pittsburgh. We expect this transaction to have a pre-tax profit margin between 1.0% and 1.9% over the next two years, depending on the interest rate environment. Increased deposits funded the remainder of the securities growth. Specifically, one of our customers has a deposit that we believed to be temporary totaling $13.1 million at year-end. This temporary deposit was invested in short-term securities, as well as short-term certificates of deposit. All such certificates of deposit are fully FDIC insured.

Over the last year we have primarily purchased securities issued by government agencies including $21.4 million of debenture purchases and $17.9 million of mortgage-backed securities purchases. All of the mortgage-backed securities were fixed rate securities that had average lives of less than six years when purchased. In addition the company purchased $9.2 million of corporate debt securities and $2.6 million of municipal instruments. Overall, our portfolio is currently comprised of $30.9 million of government agency securities, $21.6 million of government agency mortgage-backed securities, $23.3 million of municipal instruments, $5.1 million of corporate debt securities, and $1.2 million of correspondent and Federal Reserve Bank stock.

We have always maintained what we believe is a conservative investment portfolio strategy. We typically invest in securities with relatively short durations, fixed rates, and good credit ratings. We do not invest in any mortgage backed securities or collateralized mortgage obligations, other than those that carry the implied faith and credit of the U.S. government. In 2008 we witnessed events that were once unimaginable—the government took Fannie Mae and Freddie Mac into conservatorship and large financial institutions were merged in order to prevent bank failures. In addition, the U.S. Treasury implemented a $700 billion rescue package, and the FDIC introduced liquidity programs to restore confidence in the financial sector. These unprecedented events prompted Citizens to look closely at its securities portfolio to ensure that we adequately manage credit risk. As a result, we took what we believed were prudent risk management steps and sold one corporate debt security, incurring a loss of $57,000, in order to remove this asset from our balance sheet. This security had a par value of $1.5 million, and the issuer was demonstrating financial difficulties. Our remaining securities are performing adequately, and all of them carry at least investment grade credit ratings from the major credit rating agencies, with the exception of one local municipal bond which is not rated.

As illustrated in Note 3 to the consolidated financial statements, a number of our securities have fair values which are less than their amortized book value. As mentioned above, the issuers of these securities carry good to exceptional credit ratings and we believe they are of sound financial condition. The quality of the issuer, as well as our intent and ability to hold these investments until maturity, support that we do not consider these investments to be other than temporarily impaired.

Our short-term investments, including federal funds sold and interest bearing deposits with other banks, have increased by $9.4 million since prior year-end and include the certificate of deposit investments we made in response to the large customer deposit mentioned above.

**Deposits and Other Funding Sources**

Total deposits increased by $16.1 million to $217.4 million in 2008. The majority of this growth was centered in certificates of deposit (CDs) which increased $24.2 million to $125.0 million. The growth in CDs was attributable to a new product called the Certificate of Deposit Account Registry Service (CDARS) that we implemented in fourth quarter of 2008 in order to allow customers to maintain full FDIC insurance coverage on their deposits. The program works by placing CDs for our customers at several different institutions across the country in amounts less than the applicable FDIC insurance limit. In turn, other banks provide reciprocal deposits back to our institution for the same amount. In this way, we are able to maintain the customer relationship, provide full FDIC insurance, and have the ability to invest our customer's funding locally.

Aside from the growth in CDs, noninterest bearing demand deposits increased by $1.6 million to $29.6 million at year end, while money market accounts and savings accounts increased by the lesser amounts of $313,000 and $509,000, respectively. However, interest bearing checking accounts declined by $10.6 million, as we transferred some of this into the CDARS program for a particular customer and placed the remaining funds into a repurchase agreement.

Our short-term borrowings consist of repurchase agreements and overnight borrowings such as Federal Funds purchased. These borrowings totaled $31.5 million at December 31, 2008, and have increased by $11.9 million since year-end 2007. The majority of the increase is related to a new repurchase agreement we executed with a customer in 2008 in which we transferred existing deposits of the customer into this new account.

Long-term borrowings historically consist of Federal Home Loan Bank borrowings. In 2008, we borrowed $5 million in order to invest in a mortgage-backed security as noted earlier. In addition, we borrowed $530,000 to fund a specific fixed rate loan for one of our customers. At December 31, 2008, long-term borrowings totaled $7.9 million, which is $5.1 million higher than year-end 2007.

**Capital Resources**

Total capital of $20.8 million, or 7.38% of assets, decreased $239,000 in 2008. This decline in capital is the result of recording the change in pension and other post-retirement plan assets and benefit obligations in other comprehensive income. Additional information related to this change can be found in Note 10 of the accompanying financial statements. We believe this level of capital, as well as our capital structure, is adequate to support current and anticipated future operations. A complete analysis of our capital accounts is provided in the accompanying Statement of Changes in Shareholders' Equity. During 2008, the company reduced the annual dividend from $0.48 per share in 2007 to $0.40 in 2008, as a means of both maintaining the adequacy of our capital and aligning dividends with our earnings level.

Banks and bank holding companies are subject to several risk-weighted capital measures. As detailed in Note 14, we continue to maintain capital levels well in excess of the amount needed to be considered well capitalized under the regulations. This should continue to be the case throughout the foreseeable future, and we are not aware of any trends or uncertainties which are expected to materially impair our capital position.

Trading activity in the stock continues to be light with 29,600 shares trading in 2008, none of which were treasury shares. Similar to many other financial institutions across the country that have experienced depressed earnings, our performance pushed our stock value downward in 2008. The price at year-end was $7.00, which is $4.25 less than December 31, 2007. The stock continues to trade on the over-the-counter market under the symbol CIWV.OB.

**Off-Balance-Sheet Obligations**

A discussion of our involvement in off-balance-sheet obligations is presented in Note 13 to the consolidated financial statements contained in this report.

**Liquidity**

The objective of our liquidity management program is to ensure the continuous availability of funds to meet the withdrawal demands of customers, the credit needs of borrowers, and to provide for other operational needs. Liquidity is provided by various sources including unpledged investment securities, federal funds sold, loan repayments, a stable and growing deposit base and, when necessary, external borrowings.

We monitor liquidity on a regular basis by preparing projected balance sheets and analyzing our sources and uses of funds. Historically, we have satisfied our liquidity needs through internal sources of funds with the exception of certain loans which have been funded by borrowing funds from the Federal Home Loan Bank of Pittsburgh. We have access to approximately $102 million through various FHLB programs. In the current economic environment, loan demand remains soft and liquidity needs have lessened as a result. We are not aware of any other trends, commitments, events or uncertainties which may impair our ability to satisfy our operating cash needs.

**Impact of Inflation**

Our financial statements and related data in this report are prepared in conformity with U.S. generally accepted accounting principles which require our financial position and results of operations to be measured in terms of historical dollars except for the available for sale securities portfolio. Consequently, the relative value of money generally is not considered. Nearly all of our assets and liabilities are monetary in nature and, as a result, interest rates and competition in the market area tend to have a more significant impact on performance than the effect of inflation.

However, inflation does affect noninterest expenses such as personnel costs and the cost of services and supplies we use. We attempt to offset such increases by controlling the level of noninterest expenditures and increasing levels of noninterest income. Because inflation has generally been low during the time covered by these financial statements, the impact of inflation on our earnings has not been significant. Although inflation could become a more significant factor, current Federal Reserve policy does not appear to indicate that it will be in the foreseeable future.

| | (in thousands of dollars, except per share data) | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| **BALANCE SHEET DATA:** | | | | | |
| Total assets | $ 282,534 | $ 246,595 | $ 242,980 | $ 238,190 | $ 213,783 |
| Securities | 82,051 | 58,559 | 59,746 | 66,854 | 53,874 |
| Loans, net | 175,721 | 170,939 | 166,218 | 152,136 | 144,587 |
| Deposits | 217,429 | 201,296 | 196,543 | 190,486 | 165,301 |
| Total shareholders' equity | 20,842 | 21,081 | 20,278 | 19,613 | 20,223 |
| **SUMMARY OF OPERATIONS:** | | | | | |
| Interest income | $ 15,177 | $ 15,967 | $ 15,351 | $ 12,976 | $ 11,443 |
| Interest expense | 6,390 | 6,781 | 5,856 | 4,056 | 3,073 |
| Net interest income | 8,787 | 9,186 | 9,495 | 8,920 | 8,370 |
| Provision for loan losses | 1,959 | 1,783 | 423 | 275 | 935 |
| Net interest income after provision for loan losses | 6,828 | 7,403 | 9,072 | 8,645 | 7,435 |
| Noninterest income | 1,921 | 1,839 | 1,630 | 1,468 | 1,393 |
| Noninterest expense | 7,746 | 7,973 | 7,659 | 7,139 | 6,745 |
| Income before income taxes | 1,003 | 1,269 | 3,043 | 2,974 | 2,083 |
| Income taxes | 87 | 235 | 956 | 927 | 427 |
| Net income | $ 916 | $ 1,034 | $ 2,087 | $ 2,047 | $ 1,656 |
| **PER SHARE DATA*:** | | | | | |
| Net income | $ 0.50 | $ 0.57 | $ 1.13 | $ 1.10 | $ 0.88 |
| Cash dividends | $ 0.40 | $ 0.48 | $ 0.57 | $ 0.53 | $ 0.52 |

*Restated to reflect stock split in the form of a 200% stock dividend declared in March 2006.

| ASSETS | December 31, 2008 | 2007 |
|---|---|---|
| Cash and due from banks | $ 3,943,066 | $ 7,049,699 |
| Interest bearing deposits with other banks | 9,438,048 | 12,421 |
| Securities available for sale, at fair value | 80,859,148 | 57,446,339 |
| Restricted investments | 1,191,514 | 1,113,114 |
| Loans, less allowance for loan losses of $2,231,874 and $1,763,300, respectively | 175,721,333 | 170,939,264 |
| Bank premises and equipment, net | 4,105,995 | 4,259,664 |
| Accrued interest receivable | 1,409,645 | 1,384,943 |
| Other assets | 5,865,361 | 4,389,441 |
| **Total assets** | $ 282,534,070 | $ 246,594,885 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Deposits: | | |
| Noninterest bearing | $ 29,552,473 | $ 27,919,859 |
| Interest bearing | 187,876,377 | 173,376,611 |
| Total deposits | 217,428,850 | 201,296,470 |
| Short-term borrowings | 31,525,514 | 19,655,942 |
| Long-term borrowings | 7,865,485 | 2,718,865 |
| Other liabilities | 4,872,665 | 1,842,680 |
| **Total liabilities** | 261,692,514 | 225,513,957 |
| **Commitments and contingencies** | - | - |
| **Shareholders' equity** | | |
| Common stock, $2.00 par value, authorized 4,500,000 shares, issued 2,250,000 shares | 4,500,000 | 4,500,000 |
| Retained earnings | 21,109,894 | 20,998,645 |
| Accumulated other comprehensive loss | (936,775) | (586,154) |
| Treasury stock at cost, 420,496 shares | (3,831,563) | (3,831,563) |
| **Total shareholders' equity** | 20,841,556 | 21,080,928 |
| **Total liabilities and shareholders' equity** | $ 282,534,070 | $ 246,594,885 |

See Notes to Consolidated Financial Statements

| | For The Years Ended December 31, 2008 | 2007 |
|---|---|---|
| **Interest and dividend income** | | |
| Interest and fees on loans | $ 11,945,226 | $ 13,430,613 |
| Interest and dividends on securities: | | |
| Taxable | 2,237,299 | 1,844,104 |
| Tax-exempt | 838,070 | 582,457 |
| Interest on interest bearing deposits with other banks | 127,946 | 95,655 |
| Interest on federal funds sold | 28,406 | 13,888 |
| **Total interest and dividend income** | 15,176,947 | 15,966,717 |
| **Interest expense** | | |
| Interest on deposits | 5,680,569 | 5,961,553 |
| Interest on short-term borrowings | 462,174 | 683,957 |
| Interest on long-term borrowings | 246,812 | 135,263 |
| **Total interest expense** | 6,389,555 | 6,780,773 |
| **Net interest income** | 8,787,392 | 9,185,944 |
| Provision for loan losses | 1,959,299 | 1,783,155 |
| **Net interest income after provision for loan losses** | 6,828,093 | 7,402,789 |
| **Noninterest income** | | |
| Trust income | 306,361 | 230,683 |
| Service fees | 1,143,088 | 1,017,516 |
| Insurance commissions | 44,137 | 34,275 |
| Securities gains/(losses), net | (49,477) | 2,399 |
| Brokerage fees | 159,932 | 159,927 |
| Secondary market loan fees | 72,444 | 100,379 |
| Other | 244,853 | 293,562 |
| **Total noninterest income** | 1,921,338 | 1,838,741 |
| **Noninterest expense** | | |
| Salaries and employee benefits | 4,010,704 | 3,883,356 |
| Net occupancy expense | 427,774 | 426,039 |
| Equipment expense | 366,801 | 386,476 |
| Data processing | 565,348 | 517,265 |
| Director fees | 270,386 | 256,220 |
| Postage expense | 164,483 | 170,812 |
| Professional service fees | 427,187 | 421,406 |
| Stationery | 121,969 | 149,128 |
| Software expense | 248,122 | 204,418 |
| Net cost of operation of other real estate | 34,537 | 440,881 |
| Other | 1,108,724 | 1,116,616 |
| **Total noninterest expense** | 7,746,035 | 7,972,617 |
| **Income before income taxes** | 1,003,396 | 1,268,913 |
| Income tax expense | 86,968 | 235,087 |
| **Net income** | $ 916,428 | $ 1,033,826 |
| **Basic and fully diluted earnings per common share** | $ 0.50 | $ 0.57 |
| **Basic and fully diluted average common shares outstanding** | 1,829,504 | 1,829,504 |

See Notes to Consolidated Financial Statements

# CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | For The Years Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| **Net Income** | $ 916,428 | $ 1,033,826 |
| Other comprehensive income/(loss): | | |
| Gross unrealized gains arising during the period | 1,445,210 | 671,673 |
| Adjustment for income tax expense | (549,179) | (255,237) |
| | 896,031 | 416,436 |
| Reclassification adjustment for (gains)/losses included in net income | 49,477 | (2,399) |
| Adjustment for income tax (benefit)/expense | (18,802) | 913 |
| | 30,675 | (1,486) |
| Change in pension and other post-retirement plan assets and benefit obligations | (2,060,206) | 374,670 |
| Adjustment for income tax (benefit)/expense | 782,879 | (142,375) |
| | (1,277,327) | 232,295 |
| Other comprehensive income/(loss), net of tax | (350,621) | 647,245 |
| **Comprehensive Income** | $ 565,807 | $ 1,681,071 |

See Notes to Consolidated Financial Statements

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2008 and 2007

| | Common Stock Shares | Common Stock Amount | Retained Earnings | Accumulated Other Comprehensive Income/(Loss) | Treasury Stock | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| **Balance, December 31, 2006** | 2,250,000 | $4,500,000 | $20,842,981 | $ (1,233,399) | $ (3,831,563) | $ 20,278,019 |
| Net income | - | - | 1,033,826 | - | - | 2,047,186 |
| Cash dividends declared ($0.48 per share) | - | - | (878,162) | - | - | (878,162) |
| Other comprehensive income, net of tax | - | - | - | 647,245 | - | 647,245 |
| **Balance, December 31, 2007** | 2,250,000 | 4,500,000 | 20,998,645 | (586,154) | (3,831,563) | 21,080,928 |
| Net income | - | - | 916,428 | - | - | 916,428 |
| Cash dividends declared ($0.40 per share) | - | - | (731,801) | - | - | (731,801) |
| Effect of initial application of emerging issues task force issue No. 06-4, net of tax | - | - | (52,778) | - | - | (52,778) |
| Effect of change in pension plan measurement date pursuant to SFAS No. 158, net of tax | - | - | (20,600) | - | - | (20,600) |
| Other comprehensive loss, net of tax | - | - | - | (350,621) | - | (350,621) |
| **Balance, December 31, 2008** | 2,250,000 | $4,500,000 | $21,109,894 | $ (936,775) | $ (3,831,563) | $ 20,841,556 |

See Notes to Consolidated Financial Statements

| | For The Years Ended December 31, 2008 | 2007 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 916,428 | $ 1,033,826 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 315,488 | 320,082 |
| Provision for loan losses | 1,959,299 | 1,783,155 |
| Deferred income tax expense/(benefit) | (71,097) | 59,753 |
| Amortization of security premiums, net of accretion of security discounts | 52,643 | 24,057 |
| Securities (gains)/losses, net | 49,477 | (2,399) |
| Provision for loss on other real estate owned | - | 112,493 |
| (Gain)/loss on sale of other real estate | (300) | 273,140 |
| (Gain)/loss on sale of equipment and other assets | 1,200 | (11,917) |
| (Increase)/decrease in accrued interest receivable | (24,702) | 8,525 |
| (Increase)/decrease in other assets | (908,939) | 51,532 |
| Increase/(decrease) in other liabilities | 851,427 | (596,684) |
| **Net cash provided by operating activities** | 3,140,924 | 3,055,563 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Proceeds from sales of securities available for sale | 2,031,075 | 345,900 |
| Proceeds from maturities and calls of securities available for sale | 24,460,000 | 19,365,000 |
| Principal payments received on securities available for sale | 3,610,120 | 1,854,838 |
| Purchases of securities available for sale | (52,199,796) | (19,732,036) |
| Loans made to customers, net | (7,430,073) | ( 7,761,908) |
| Purchases of bank premises and equipment | (182,665) | (235,331) |
| Proceeds from sale of other real estate | 472,638 | 1,170,650 |
| **Net cash used in investing activities** | (29,238,701) | (4,992,887) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Net increase/(decrease) in demand deposit, NOW, money market and savings accounts | (8,137,594) | 3,016,517 |
| Net increase in time deposits | 24,269,974 | 1,736,738 |
| Net increase/(decrease) in short-term borrowings | 11,869,572 | (177,492) |
| Proceeds from long-term borrowings | 5,530,000 | - |
| Repayments of long-term borrowings | (383,380) | (792,905) |
| Dividends paid | (731,801) | (878,162) |
| **Net cash provided by financing activities** | 32,416,771 | 2,904,696 |
| Increase in cash and cash equivalents | 6,318,994 | 967,372 |
| **Cash and cash equivalents:** | | |
| Beginning | 7,062,120 | 6,094,748 |
| Ending | $ 13,381,114 | $ 7,062,120 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| Cash payments for: | | |
| Interest on deposits and on other borrowings | $ 6,426,720 | $ 6,768,464 |
| Income taxes | $ 514,746 | $ 924,352 |
| **SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES** | | |
| Other real estate and other assets acquired in settlement of loans | $ 753,705 | $ 1,257,378 |
| Unrealized gain on securities available for sale | $ 1,494,688 | $ 669,274 |

See Notes to Consolidated Financial Statements

### Note 1. Significant Accounting Policies

**Nature of Business:** Citizens Financial Corp. ("Citizens" or "the company" or "we") was incorporated as a bank holding company in 1987. Our wholly-owned bank subsidiary, Citizens National Bank of Elkins ("the bank") provides retail and commercial loan, deposit, trust and brokerage services to customers in Randolph, Tucker, Grant and Pocahontas Counties of West Virginia and nearby areas.

**Basis of Financial Statement Presentation:** Our accounting and reporting policies conform to U.S. generally accepted accounting principles and to general practices within the banking industry.

**Use of Estimates:** In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

**Principles of Consolidation:** The accompanying consolidated financial statements include the accounts of Citizens Financial Corp. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

**Presentation of Cash Flows:** For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, balances due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from demand deposits, NOW accounts and savings accounts are reported net since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are also reported net.

**Securities**: All of our debt and equity investment securities are classified as available-for-sale and carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of comprehensive income until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized as interest income using the interest method over the period to maturity. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, we consider (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

**Loans and Allowance for Loan Losses:** The bank makes mortgage, commercial and consumer loans to customers. Loans which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are generally reported at their outstanding principal balance reduced by unearned income and the allowance for loan losses. Interest income is accrued daily on the outstanding principal balance. Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments to the related loan's yield over its contractual life.

We utilize the standards set forth in the Uniform Retail Classification System for the accrual of interest on consumer loans, while the accrual of interest on all other loans is discontinued when the loan becomes 90 days delinquent unless the loan is well secured and in the process of collection. However, loans may be placed on nonaccrual, or charged-off, at an earlier date if the collection of principal and interest is doubtful. When loans are placed on nonaccrual all interest which has accrued but not been collected is reversed against interest income, unless the income was recognized in prior years in which case it is charged to the allowance for loan losses. Interest income during the period when a loan is on nonaccrual is recorded on a cash basis after recovery of principal is reasonably assured. If recovery of principal is not reasonably assured, payments received on nonaccrual loans are typically applied directly against the outstanding principal balance until the loan is fully repaid. Loans are generally restored to an accrual status when the obligation is brought current, has performed in accordance with the terms of the note for a reasonable period of time, and interest is no longer in doubt.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that are inherent in the loan portfolio. The allowance is established by provisions charged to operating expense and reduced when loans are charged-off. Subsequent recoveries, if any, are credited to the allowance.

Management's evaluation of the adequacy of the allowance for loan losses is based upon quarterly assessments of the loan portfolio. This assessment is inherently subjective and requires significant estimates that are subject to revisions as more information becomes available. Among the factors we consider are the borrower's ability to repay, the value of the collateral securing the loan, historical charge-off and delinquency trends, current economic and business conditions, lending policies and procedures, concentrations of credit, and various other factors.

A loan is considered impaired when, based on current information and events, it is probable that the company will be unable to collect the scheduled payments when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for larger, nonhomogeneous loans including commercial, commercial real estate, and certain construction loans. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the bank does not separately identify individual consumer and residential loans for impairment disclosures.

The allowance consists of a specific component which relates to larger loans classified as special mention, substandard or doubtful and are specifically evaluated for impairment, as well as a general component for the smaller homogeneous loans not specifically evaluated. For specifically evaluated loans considered impaired an allowance is established when the loans' discounted cash flows, collateral value or observable market price is less than its carrying value. For loans which are evaluated but not considered impaired, as well as smaller homogeneous loans, an allowance is established by grouping the loans into pools having similar risk characteristics and applying historical loss factors, adjusted for current conditions, to each pool.

**Bank Premises and Equipment:** Land is carried at cost. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Premises and equipment typically have useful lives ranging from 5 to 39 years. Repairs and maintenance expenditures are charged to operating expense as incurred. Major improvements and additions to premises and equipment are capitalized.

**Other Real Estate:** Other real estate consists of real estate held for resale which is acquired through foreclosure on loans secured by such real estate. At the time of acquisition, these properties are recorded at the lower of carrying amount or fair value less cost to sell with any write-down charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Expenses incurred in connection with operating these properties are charged to operating expenses as incurred; depreciation is not recorded on property held for sale. Gains and losses on the sales of these properties are credited or charged to operating income in the year of the transaction.

**Intangible Assets:** Intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Intangible assets are tested at least annually for impairment.

**Securities Sold Under Agreements to Repurchase:** We generally account for securities sold under agreements to repurchase as collateralized financing transactions. Securities pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party.

**Pension and Other Postretirement Benefits:** The bank has a noncontributory, defined benefit pension plan covering substantially all employees. The plan provides benefits that are based on employees' five year average final compensation and years of service. Our funding policy is to make annual contributions as permitted or required by regulation. Pension costs are actuarially determined and charged to expense.

The bank also provides certain health care and life insurance benefits for all retired employees that meet certain eligibility requirements. The bank's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits.

**Income Taxes:** Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income.

**Basic and Fully Diluted Earnings per Share:** Basic and fully diluted earnings per common share is computed based upon the weighted average shares outstanding. The weighted average shares outstanding were 1,829,504 for the years ended December 31, 2008 and 2007. We did not have any potentially dilutive securities during that time.

**Trust Department:** Assets held in an agency or fiduciary capacity by the bank's trust department are not assets of the bank and are not included in the accompanying consolidated balance sheets.

**Off-Balance-Sheet Credit Related Financial Instruments**. In the ordinary course of business, we may enter into commitments to extend credit, including commercial letters of credit, and standby letters of credit. These financial instruments are recorded when they are funded.

**Derivative Instruments and Hedging Activities:** The bank recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

**Advertising:** Advertising costs are expensed as they are incurred. Advertising expenses were $33,623 and $39,601 for the years 2008 and 2007, respectively.

**Reclassifications:** Certain accounts in the consolidated financial statements for 2007, as previously presented, have been reclassified to conform to current year classifications.

**Significant New Accounting Pronouncements:** In September 2006, the Financial Accounting Standards Board (FASB) reached a consensus on Emerging Issues Task Force ("EITF") Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," ("EITF Issue 06-4"). In March 2007, the FASB reached a consensus on EITF Issue 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements," ("EITF Issue 06-10"). Both of these standards require a company to recognize an obligation over an employee's service period based upon the substantive agreement with the employee such as the promise to maintain a life insurance policy or provide a death benefit postretirement. The company adopted the provisions of these standards effective January 1, 2008. Additional information regarding this adoption can be found in Note 10.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The FASB has approved a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 was not material to the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The company adopted SFAS 159 effective January 1, 2008. The company decided not to report any existing financial assets or liabilities at fair value that are not already reported, thus the adoption of this statement did not have a material impact on the consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (SFAS 141(R)). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity's first year that begins after December 15, 2008. The company does not expect the implementation of SFAS 141(R) to have a material impact on its consolidated financial statements, at this time.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51" (SFAS 160). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008, with early adoption prohibited. The company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements, at this time.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB 109). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Implementation of SAB 109 did not have a material impact on the company's consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, "Use of a Simplified Method in Developing Expected Term of Share Options" (SAB 110). SAB 110 expresses the current view of the staff that it will accept a company's election to use the simplified method discussed in SAB 107 for estimating the expected term of "plain vanilla" share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. Implementation of SAB 110 did not have a material impact on the company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133," ("SFAS No. 161"). SFAS No. 161 requires that an entity provide enhanced disclosures related to derivative and hedging activities. SFAS No. 161 is effective for the company on January 1, 2009. The adoption of SFAS No. 161 is not expected to have a material impact on the company's consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. 142-3"). FSP No. 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB SFAS No. 142,

"Goodwill and Other Intangible Assets" ("SFAS No. 142"). The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the assets under SFAS No. 141(R). FSP No. 142-3 is effective for the Company on January 1, 2009, and applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The adoption of FSP No. 142-3 is not expected to have a material impact on the company's consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Management does not expect the adoption of the provision of SFAS No. 162 to have any impact on the consolidated financial statements.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161," ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial position, financial performance and cash flows. The disclosures required by FSP 133-1 and FIN 45-4 were effective for the company on December 31, 2008 and did not have a material impact on the consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have material impact on the company's consolidated financial statements.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interest in variable interest entities, adoption of the FSP will not affect the company's financial condition, results of operations or cash flows.

In January 2009, the FASB reached a consensus on EITF Issue 99-20-1. This FSP amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets," to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and other related guidance. The FSP is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. The FSP was effective as of December 31, 2008 and did not have a material impact on the consolidated financial statements.

**Note 2. Restrictions on Cash and Amounts Due from Banks**

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2008 the reserve requirement was $75,000. We had no reserve requirement at December 31, 2007.

**Note 3. Securities**

The amortized cost, unrealized gains, unrealized losses and estimated fair values of securities at December 31, 2008 and 2007, are summarized below. All such securities are available for sale.

| | 2008 | | | |
|---|---|---|---|---|
| | Amortized Cost | Unrealized Gains | Unrealized Losses | Carrying Value (Estimated Fair Value) |
| U.S. Government agencies and corporations | $ 30,192,224 | $ 725,683 | $ - | $ 30,917,907 |
| Mortgage backed securities - U.S. Government agencies and corporations | 21,031,846 | 554,109 | 10,936 | 21,575,019 |
| Corporate debt securities | 5,133,279 | 1,304 | 59,146 | 5,075,437 |
| Tax exempt state and political subdivisions | 22,948,432 | 391,380 | 49,067 | 23,290,745 |
| Total securities available for sale | $ 79,305,781 | $ 1,672,476 | $ 119,149 | $ 80,859,148 |

| | 2007 | | | |
|---|---|---|---|---|
| | Amortized Cost | Unrealized Gains | Unrealized Losses | Carrying Value (Estimated Fair Value) |
| U.S. Government agencies and corporations | $ 28,083,464 | $ 227,154 | $ 19,073 | $ 28,291,545 |
| Mortgage backed securities - U.S. Government agencies and corporations | 6,587,411 | 14,238 | 40,667 | 6,560,982 |
| Tax exempt state and political subdivisions | 22,716,824 | 91,692 | 214,704 | 22,593,812 |
| Total securities available for sale | $ 57,387,699 | $ 333,084 | $ 274,444 | $ 57,446,339 |

The tables which follow provide summaries of securities which were in an unrealized loss position at December 31, 2008 and 2007, all of which are available for sale. As of December 31, 2008, these securities had a total fair value of $6,183,696 and carried unrealized losses of $119,149 or 1.93%. The fair value of securities which have been in a continuous loss position for the past twelve months total $2,109,123. The unrealized loss pertaining to these securities is $51,582 or 2.45%. The majority of these losses are on corporate debt securities and municipal instruments. With the exception of one municipal which is not rated, all of these instruments carry investment grade ratings from the major credit rating agencies. The remaining losses are on securities issued by U.S. government agencies and corporations which carry the implied faith and credit of the U.S. Government. The quality of the issuer, as well as our intent and ability to hold these investments to maturity, provide strong evidence that we will fully recover our investment. In addition, no losses have been recognized on the $29,020,029 of securities that carried unrealized losses at December 31, 2007.

| | 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | 12 Months or More | | Total | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| U.S. Government agencies and corporations | $ - | $ - | $ - | $ - | $ - | $ - |
| Mortgage backed securities – U.S. Government agencies and corporations | - | - | 660,401 | 10,936 | 660,401 | 10,936 |
| Corporate debt securities | 3,435,584 | 59,146 | - | - | 3,435,584 | 59,146 |
| Tax-exempt state and political Subdivisions | 638,989 | 8,421 | 1,448,722 | 40,646 | 2,087,711 | 49,067 |
| Total | $ 4,074,573 | $ 67,567 | $ 2,109,123 | $ 51,582 | $ 6,183,696 | $ 119,149 |

| | 2007 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | 12 Months or More | | Total | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| U.S. Government agencies and corporations | $ - | $ - | $10,973,400 | $ 19,073 | $10,973,400 | $ 19,073 |
| Mortgage backed securities – U.S. Government agencies and corporations | - | - | 4,886,591 | 40,667 | 4,886,591 | 40,667 |
| Tax-exempt state and political Subdivisions | 11,243,398 | 191,945 | 1,916,640 | 22,759 | 13,160,038 | 214,704 |
| Total | $11,248,398 | $ 191,945 | $17,776,631 | $ 82,499 | $29,020,029 | $ 274,444 |

The maturities, amortized cost and estimated fair values of securities at December 31, 2008 are summarized as follows:

| | Amortized Cost | Carrying Value (Estimated Fair Value) |
|---|---|---|
| Due within one year | $ 21,450,539 | $ 21,661,657 |
| Due after one through five years | 30,647,694 | 31,362,013 |
| Due after five through ten years | 27,207,548 | 27,835,438 |
| **Total** | $ 79,305,781 | $ 80,859,148 |

Mortgage backed securities have remaining contractual maturities ranging from 7 months to 19.25 years and are reflected in the maturity distribution schedule based on their anticipated average life to maturity, which ranges from 0.30 to 9.38 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated life to maturity of the specific obligation.

The proceeds from sales, calls and maturities of securities, including principal payments received on mortgage backed securities, and the related gross gains and losses realized are as follows:

| | Proceeds From | | | Gross Realized | |
|---|---|---|---|---|---|
| Years Ended December 31, | Sales | Calls and Maturities | Principal Payments | Gains | Losses |
| **2008** | $ 2,031,075 | $ 24,460,000 | $ 3,610,120 | $ 7,325 | $ 56,802 |
| **2007** | $ 345,900 | $ 19,365,000 | $ 1,854,838 | $ 2,399 | $ - |

At December 31, 2008 and 2007 securities with amortized costs of $44,466,265 and $32,207,744, respectively, and estimated fair values of $45,375,428 and $32,357,657, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law.

At December 31, 2008 and 2007 the company's securities portfolio had no concentrations within any specific industry or issuer.

The company's restricted investments totaled $1,191,514 and $1,113,114 at December 31, 2008 and 2007, respectively. These include equity investments in Federal Reserve Bank stock, Federal Home Loan Bank stock, and Siverton Financial Services Inc. stock. Such securities are carried at cost, since they may only be sold back to the respective issuer or another member.

**Note 4. Loans**

Loans are summarized as follows:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Commercial, financial and agricultural | $ 20,262,356 | $ 21,015,554 |
| Real estate – construction | 13,832,198 | 12,497,098 |
| Real estate – home equity | 6,410,624 | 6,797,712 |
| Real estate – residential mortgage | 62,695,378 | 61,726,209 |
| Real estate – commercial mortgage | 59,806,565 | 57,921,473 |
| Installment loans | 11,423,736 | 10,902,926 |
| Other | 3,623,570 | 2,011,614 |
| Total loans | 178,054,427 | 172,872,576 |
| Less: | | |
| Allowance for loan losses | 2,231,874 | 1,763,300 |
| Net deferred loan origination fees and costs | 101,220 | 170,012 |
| Loans, net | $ 175,721,333 | $ 170,939,264 |

Included in the above balance of net loans are nonaccrual loans of $5,471,601 and $4,487,291 at December 31, 2008 and 2007, respectively. If interest on those nonaccrual loans had been accrued, such income would have approximated $215,830 and $233,744 for the years ended December 31, 2008 and 2007, respectively.

The bank makes loans to its directors, executive officers and their related interests in the normal course of business. The activity with respect to these loans for the years ended December 31, 2008 and 2007 follows:

| | 2008 | 2007 |
|---|---|---|
| Balance, beginning | $ 6,311,436 | $ 6,111,725 |
| Additions | 927,494 | 1,095,224 |
| Amounts collected | (844,527) | (895,513) |
| Balance, ending | $ 6,394,403 | $ 6,311,436 |

The following represents the maturities and sensitivities of loans to changes in interest rates at December 31, 2008, without regard to scheduled periodic principal repayments on amortizing loans:

| | Due Within 1 Yr | Due After 1 But Within 5 Yrs | Due After 5 Yrs | Total |
|---|---|---|---|---|
| Commercial, financial and agricultural | $ 7,070,518 | $ 5,049,344 | $ 8,142,494 | $ 20,262,356 |
| Real estate – construction | 10,844,323 | 2,768,361 | 219,514 | 13,832,198 |
| Real estate – home equity | 65,959 | 2,924,909 | 3,419,756 | 6,410,624 |
| Real estate – residential mortgage | 1,289,323 | 4,737,109 | 56,668,946 | 62,695,378 |
| Real estate – commercial mortgage | 5,165,334 | 10,318,667 | 44,322,564 | 59,806,565 |
| Installment loans | 729,797 | 7,918,946 | 2,774,993 | 11,423,736 |
| Other | 605,670 | 1,893,156 | 1,124,744 | 3,623,570 |
| Total | $ 25,770,924 | $ 35,610,492 | $ 116,673,011 | $ 178,054,427 |

| | |
|---|---|
| Loans due after one year with: | |
| Variable rates | $ 123,705,427 |
| Fixed rates | 28,578,076 |
| Total | $ 152,283,503 |

**Concentrations of Credit Risk:** The bank grants installment, commercial and residential loans to customers in central and eastern West Virginia in striving to maintain a diversified loan portfolio. Nonetheless, concentrations of credit, defined as loans to a customer, the customers' related parties, or to a number of customers operating in the same industry, which in the aggregate total 25% or more of capital, can occur. At December 31, 2008, we had four such concentrations.

Extensions of credit to companies in the lodging, restaurant and bar industry totaled $13,471,783. These loans are usually made to finance the purchase, operation or improvement of these establishments and are generally secured by liens on the subject property. Extensions of credit for the purchase of rental real estate totaled $15,804,795. These loans are usually made to purchase or improve the subject property and are secured by the rental unit(s). Extensions of credit for construction and contractors totaled $16,558,258. These loans are generally secured by the subject property and draw requests are approved based on scheduled work completed and periodic inspections of construction progress. Also, extensions of credit for ski resort related loans totaled $25,125,663. These loans are extended to business and residential properties in and around various West Virginia ski resorts. Additional collateral such as pledges of accounts receivable, real estate, or personal guarantees may also be required when granting any of these credits. The bank evaluates each such customer's credit worthiness on a case-by-case basis. The amount of collateral obtained is based upon these credit evaluations.

**Note 5. Allowance for Loan Losses**

An analysis of the allowance for loan losses for the years ended December 31, 2008 and 2007, is as follows:

| | 2008 | 2007 |
|---|---|---|
| Balance, beginning of year | $ 1,763,300 | $ 1,873,038 |
| Charge offs: | | |
| Commercial, financial and agricultural | 301,662 | 1,538,565 |
| Real estate – commercial mortgage | 1,362,253 | 347,695 |
| Real estate – residential mortgage | 79,238 | 78 |
| Installment | 28,456 | 48,839 |
| Total | 1,771,609 | 1,935,177 |
| Recoveries: | | |
| Commercial, financial and agricultural | 180,901 | 8,055 |
| Real estate – commercial mortgage | 88,531 | - |
| Real estate – residential mortgage | 1,206 | - |
| Installment | 10,246 | 34,229 |
| Total | 280,884 | 42,284 |
| Net charge-offs | 1,490,725 | 1,892,893 |
| Provision for loan losses | 1,959,299 | 1,783,155 |
| Balance, end of year | $ 2,231,874 | $ 1,763,300 |

The following summary provides additional information regarding impaired, nonaccrual and past due loans:

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Impaired loans without a valuation allowance | $ 1,514,794 | $ 1,467,156 |
| Impaired loans with a valuation allowance | 3,482,423 | 2,570,365 |
| Total impaired loans | $ 4,997,217 | $ 4,037,521 |
| Valuation allowance related to impaired loans | $ 532,694 | $ 623,839 |
| Total nonaccrual loans excluded from impaired loan disclosure | $ 594,524 | $ 449,770 |
| Total loans past due ninety days or more still accruing | 312,807 | 206,230 |

| | Year Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Average investment in impaired loans | $ 3,610,120 | $ 4,244,525 |
| Interest income recognized on impaired loans | 123,314 | 351,874 |
| Interest income recognized on a cash basis on impaired loans | 186,204 | 124,985 |
| Interest income recognized on nonaccrual loans excluded from impaired loan disclosure | $ 23,904 | $ 34,206 |

No additional funds are committed to be advanced in connection with impaired loans.

**Note 6. Bank Premises and Equipment**

The major categories of bank premises and equipment and accumulated depreciation and amortization at December 31, 2008 and 2007, are summarized as follows:

| | 2008 | 2007 |
|---|---|---|
| Land | $ 950,403 | $ 950,403 |
| Buildings and improvements | 5,347,518 | 5,280,882 |
| Furniture and equipment | 2,430,201 | 2,552,090 |
| Total bank premises and equipment | 8,728,122 | 8,783,375 |
| Less accumulated depreciation | 4,622,127 | 4,523,711 |
| Bank premises and equipment, net | $ 4,105,995 | $ 4,259,664 |

Depreciation expense for the years ended December 31, 2008, and 2007 totaled $302,089 and $306,684 respectively.

**Note 7. Deposits**

The following is a summary of interest bearing deposits by type as of December 31, 2008 and 2007:

| | 2008 | 2007 |
|---|---|---|
| Interest bearing checking accounts | $ 35,106,350 | $ 45,697,691 |
| Money market accounts | 5,718,782 | 5,405,844 |
| Savings accounts | 22,097,516 | 21,589,320 |
| Certificates of deposit under $100,000 | 73,691,588 | 59,984,442 |
| Certificates of deposit of $100,000 or more | 51,262,141 | 40,699,314 |
| Total | $ 187,876,377 | $ 173,376,611 |

Interest expense on deposits is summarized below:

| | 2008 | 2007 |
|---|---|---|
| Interest bearing checking accounts | $ 1,239,557 | $ 1,277,151 |
| Money market accounts | 25,322 | 27,625 |
| Savings accounts | 90,165 | 120,762 |
| Certificates of deposit under $100,000 | 2,455,900 | 2,636,307 |
| Certificates of deposit of $100,000 or more | 1,869,625 | 1,899,708 |
| Total | $ 5,680,569 | $ 5,961,553 |

The following is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as of December 31, 2008 and 2007:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Amount | Percent | Amount | Percent |
| Three months or less | $ 16,167,296 | 31.54% | $ 3,588,278 | 8.82% |
| Three through six months | 3,729,089 | 7.27 | 6,447,653 | 15.84 |
| Six through twelve months | 9,943,468 | 19.40 | 14,167,482 | 34.81 |
| Over twelve months | 21,422,288 | 41.79 | 16,495,901 | 40.53 |
| Total | $ 51,262,141 | 100.00% | $ 40,699,314 | 100.00% |

A summary of the maturities for all time deposits as of December 31, 2008, follows:

| Year | Amount |
|---|---|
| 2009 | $ 78,848,441 |
| 2010 | 14,538,018 |
| 2011 | 21,118,955 |
| 2012 | 8,205,706 |
| 2013 | 2,182,837 |
| After 2013 | 59,772 |
| Total | $ 124,953,729 |

At December 31, 2008 and 2007, deposits of related parties including directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiary approximated $9,410,517 and $7,190,207, respectively.

**Note 8. Derivative Instruments**

From 2001 to 2004, the bank offered a product known as the Index Powered CD to its customers. This is a five-year certificate of deposit which, if held to maturity, provides the customer with guaranteed return of principal and interest which is linked to the performance of the Standard and Poor's 500 Index over the term of the certificate of deposit. As of December 31, 2008 and 2007 the notional value of these deposits was $15,649 and $203,373, respectively.

The linkage of the interest earned on the certificate of deposit and the return of the index is considered an equity option and is accounted for as an embedded derivative under Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133"). As required by SFAS 133, the fair value of the embedded derivative is deducted from the certificate of deposit creating a discount that is amortized to interest expense using the effective interest method over the term of the certificate of deposit. The corresponding equity option is carried as a liability at fair value with changes in the value recognized in current earnings.

To manage the market risk associated with this product, the bank entered into interest rate swap agreements with the Federal Home Loan Bank of Pittsburgh ("FHLB") for the notional amount of the certificate of deposit. Under these agreements the bank pays either fixed or variable interest to the FHLB quarterly over the term of the certificate of deposit and the FHLB pays the bank the amount of interest due the customer at maturity.

This interest rate swap also represents a derivative contract and is accounted for as a fair value hedge under SFAS 133. As such, it is carried as an asset at fair value with changes in value being recognized in current earnings. The impact of our derivative activities on pretax income was $(3,157) in 2008, $(19,639) in 2007.

**Note 9. Income Taxes**

The company files income tax returns in the U.S. federal jurisdiction and the state of West Virginia. With few exceptions, the company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2005. The company adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007 with no impact on the financial statements.

The components of applicable income tax expense/(benefit) for the years ended December 31, 2008 and 2007, are as follows:

| | 2008 | 2007 |
|---|---|---|
| Current: | | |
| Federal | $ 97,152 | $ 135,605 |
| State | 60,913 | 39,729 |
| | 158,065 | 175,334 |
| Deferred: | | |
| Federal | (63,612) | 53,463 |
| State | (7,485) | 6,290 |
| | (71,097) | 59,753 |
| Total | $ 86,968 | $ 235,087 |

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.

The tax effects of temporary differences which give rise to the company's deferred tax assets and liabilities as of December 31, 2008 and 2007, are as follows:

| | 2008 | 2007 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 486,780 | $ 404,264 |
| Accrued income and expenses | 18,355 | 18,060 |
| Employee benefit plans | 1,556,677 | 733,905 |
| Net loan origination fees and costs | 37,565 | 64,652 |
| Interest on nonaccrual loans | 32,320 | 8,422 |
| Deferred gain on sale of other real estate | 18,303 | 18,303 |
| Expenses on other real estate held for sale | 1,148 | - |
| Alternative minimum tax | 46,603 | - |
| | 2,197,751 | 1,247,606 |
| Deferred tax liabilities: | | |
| Accretion on securities | (15,758) | (31,895) |
| Net unrealized gains on securities | (590,264) | (22,283) |
| Depreciation | (228,268) | (207,536) |
| | (834,290) | (261,714) |
| Net deferred tax asset | $ 1,363,461 | $ 985,892 |

A reconciliation between the amount of reported income tax expense and the amount computed by multiplying the statutory income tax rate by book pretax income for the years ended December 31, 2008 and 2007, is as follows:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Amount | Percent | Amount | Percent |
| Computed tax at applicable statutory rate | $ 341,155 | 34.0% | $ 431,430 | 34.0% |
| Increase/(decrease) in taxes resulting from: | | | | |
| Tax-exempt interest | (338,163) | (33.7) | (226,911) | (17.9) |
| State income taxes, net of federal tax benefit | 35,262 | 3.5 | 30,373 | 2.4 |
| Tax exempt income on retirement plans | (29,613) | (3.0) | (28,485) | (2.2) |
| Other | 78,327 | 7.8 | 28,680 | 2.2 |
| Applicable income taxes | $ 86,968 | 8.7% | $ 235,087 | 18.5% |

**Note 10. Employee Benefit Plans**

The bank offers a number of benefit plans to its employees and directors. Among them are pension and other postretirement benefit plans which are described below.

**Pension Plan:** The bank has a defined benefit pension plan covering all employees who meet the eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year/1,000 hours of continuous service. The plan provides benefits based on the participant's years of service and five-year average final compensation. Our funding policy is to make annual contributions as permitted or required by applicable regulations.

**401(k) Plan:** A 401(k) profit sharing plan is provided for the benefit of all employees who have attained the age of 21 and completed one year/1,000 hours of continuous service. The plan allows participating employees to contribute amounts up to the limits set by the Internal Revenue Service and permits the bank to make discretionary contributions to the plan in such amount as the Board may determine to be appropriate. Contributions made to the plan by the bank for the years ended December 31, 2008 and 2007, were $15,000 and $49,000, respectively.

**Executive Supplemental Income Plan:** Subsequent to an amendment to the bank's pension benefit formula in 1995, it offered a nonqualified executive supplemental income plan to certain senior officers, some of whom are now retired, as a means of overcoming the reduced pension benefit. The plan provides predetermined fixed monthly income for a period of 180 months to the participants upon retirement. It is funded by life insurance contracts which the bank purchased. The bank has been named the beneficiary of those contracts. The liability accrued under this plan at December 31, 2008 and 2007 was $241,179 and $247,417, respectively. The cash surrender values of the underlying insurance contracts at those same dates were $605,162 and $561,602. Expenses associated with the plan were $13,615 in 2008 and $10,566 in 2007.

**Executive and Director Supplemental Retirement Plan:** Effective January 1, 2003, the bank entered into a non-qualified supplemental executive and director retirement plan with various officers and directors of the bank which provides them with income benefits payable at retirement age or death. In connection with this plan, the bank purchased life insurance contracts in 2002 for $2,000,000. These contracts are not assets of the plan but are instead owned by the bank and had cash surrender values of $2,360,736 at December 31, 2008 and $2,273,638 at December 31, 2007. Liabilities under the plan were $848,420 at December 31, 2008 and $742,566 at December 31, 2007. Expenses of the plan, net of income for the increase in the cash surrender value, were $41,020 in 2008 and $40,081 in 2007.

In September 2006, the Emerging Issues Task Force (EITF) issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS 106 (if, in substance, a postretirement benefit plan exists) or APB Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. Accordingly the company recorded a liability for the postretirement cost of the insurance policies carried by the bank to fund the directors and executive officers supplemental retirement plan. The company adopted this issue in the first quarter of 2008 as a change in accounting principle through a cumulative-effect adjustment to retained earnings of approximately $53,000, net of income tax. This adjustment is presented on our consolidated statements of changes in shareholders' equity in this report.

**Postretirement Healthcare and Life Insurance Plan:** The bank sponsors a postretirement healthcare plan and a postretirement life insurance plan for all retired employees that meet certain eligibility requirements. Both plans are contributory with retiree contributions that are adjustable based on various factors, some of which are discretionary. These factors are intended to hold constant the maximum monthly benefit of $100 payable per eligible retiree for postretirement health care. Accordingly, an assumed 1 percentage point increase or decrease in healthcare cost trend rates would not impact the healthcare plan's accumulated postretirement benefit obligation or the aggregate of the plans service and interest costs. Both the healthcare plan and life insurance plan are unfunded.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). The company adopted SFAS 158 on a prospective basis beginning with the year ended December 31, 2006. Additional information regarding the company's pension and other postretirement benefits is presented below in accordance with SFAS 158 for 2008 and 2007. In 2008, company adopted additional provisions of SFAS 158 requiring that we change our pension plan measurement date to December 31. The following disclosures present the pension disclosures with measurement dates of December 31, 2008 and October 31 2007, respectively.

**Obligations and Funded Status**

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Change in benefit obligation | | | | |
| Benefit obligation at beginning of year | $ 4,900,325 | $ 4,811,427 | $ 559,884 | $ 522,934 |
| Service cost | 183,646 | 116,060 | 15,957 | 20,070 |
| Interest cost | 359,707 | 288,608 | 31,008 | 27,945 |
| Actuarial (gain)/loss | 459,712 | (46,451) | 3,948 | 30,421 |
| Benefits paid | (314,107) | (269,319) | (80,694) | (41,486) |
| Benefit obligation at end of year | $ 5,589,283 | $ 4,900,325 | $ 530,103 | $ 559,884 |
| Change in plan assets | | | | |
| Fair value of plan assets at beginning of year | $ 4,502,890 | $ 4,059,169 | $ - | $ - |
| Actual return on plan assets | (1,284,815) | 601,238 | - | - |
| Employer contribution | 209,373 | 111,802 | 80,694 | 41,486 |
| Benefits paid | (314,107) | (269,319) | (80,694) | (41,486) |
| Fair value of plan assets at end of year | $ 3,113,341 | $ 4,502,890 | $ - | $ - |
| Funded status | $ (2,475,942) | $ (397,435) | $ (530,103) | $ (559,884) |
| Amounts recognized on consolidated balance sheets as: | | | | |
| Accrued benefit liability | $ (2,475,942) | $ (397,435) | $ (530,103) | $ (559,884) |
| Amounts recognized in accumulated other comprehensive income/(loss) consist of: | | | | |
| Net (loss)/gain | $ (3,175,933) | $ (1,120,633) | $ 195,448 | $ 208,745 |
| Prior service (cost)/credit | - | 12,555 | - | - |
| Net obligation at transition | - | - | (83,771) | (104,717) |
| Deferred tax benefit/(expense) | 1,206,855 | 421,070 | (42,437) | (39,531) |
| | $ (1,969,078) | $ (687,008) | $ 69,240 | $ 64,497 |

The accumulated benefit obligation of our pension plan was $4,708,521 at December 31, 2008 and $4,315,444 at October 31, 2007.

**Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income**

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Net periodic benefit cost: | | | | |
| Service cost | $ 157,411 | $ 116,060 | $ 15,957 | $ 20,070 |
| Interest cost | 308,320 | 288,608 | 31,008 | 27,945 |
| Expected return on plan assets | (351,156) | (330,584) | - | - |
| Net amortization and deferral | (12,555) | (16,968) | 11,597 | 8,819 |
| Recognized net actuarial loss | 84,779 | 96,135 | - | - |
| Net periodic benefit cost | 186,799 | 153,251 | 58,562 | 56,834 |
| Adjustment due to change in Measurement date | 33,226 | - | - | - |
| Other changes in plan assets and benefit obligations recognized in other comprehensive income: | | | | |
| Net (gain)/loss for period | $ 2,154,209 | $ (317,105) | $ 3,948 | $ 30,421 |
| Amortization of prior service cost | 12,555 | 16,968 | - | - |
| Amortization of transition obligation | - | - | (20,946) | (20,946) |
| Amortization of net loss/(gain) | (98,909) | (96,135) | 9,349 | 12,127 |
| Total recognized in other comprehensive (income)/loss | 2,067,855 | (396,272) | (7,649) | 21,602 |
| Total recognized in net periodic benefit cost and other comprehensive (income)/loss | $ 2,287,880 | $ (243,021) | $ 50,913 | $ 78,436 |

Unrecognized prior service cost is expensed using a straight-line amortization of the cost over the average future service of employees expected to receive benefits under the plan.

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $113,679. The estimated transition obligation for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $20,946.

**Assumptions**

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Weighted-average assumptions used to determine net periodic benefit cost: | | | | |
| Discount rate | 6.25% | 6.00% | 6.00% | 6.00% |
| Expected long-term return on plan assets | 8.50% | 8.50% | N/A | N/A |
| Rate of compensation increase | 3.00% | 3.00% | N/A | N/A |
| Weighted-average assumptions used to determine benefit obligations | | | | |
| Discount rate | 6.25% | 6.25% | 6.00% | 5.75% |
| Rate of compensation increase | 3.00% | 3.00% | N/A | N/A |

The expected long-term rate of return for the pension plan is based on the expected return of each of the plan's asset categories (detailed in the following table), weighted based on the median of the target allocation of each category.

**Plan Assets**

| | Pension Benefits | | | |
|---|---|---|---|---|
| | Target Allocation | Allowable | Percentage of Plan Assets at December 31, | |
| | 2009 | Range | 2008 | 2007 |
| Asset category: | | | | |
| Equity securities | 70% | 40-80% | 64% | 68% |
| Debt securities | 25% | 20-40% | 30% | 27% |
| Real estate | 0% | 0% | 0% | 0% |
| Other | 5% | 3-10% | 6% | 5% |
| Total | 100% | | 100% | 100% |

**Investment Policy and Strategy**

The policy, as established by the Pension Committee, is to invest assets per the target allocations stated above. The assets will be reallocated periodically to meet the above target allocations. The investment policy will be reviewed periodically, under the advisement of a certified investment advisor, to determine if the policy should be changed.

The overall investment return goal is to achieve a return greater than a blended mix of stated indices tailored to the same asset mix of the plan assets by 0.5% after fees over a rolling 5-year moving average basis.

Allowable assets include cash equivalents, fixed income securities, equity securities, exchange traded index funds and GICs. Prohibited investments include, but are not limited to, commodities and future contracts, private placements, options, limited partnerships, venture capital investments, real estate and IO, PO, and residual tranche CMOs. Unless a specific derivative security is allowed per the plan document, permission must be sought from the Pension Committee to include such investments.

In order to achieve a prudent level of portfolio diversification, the securities of any one company should not exceed more that 10% of the total plan assets, and no more that the 25% of total plan assets should be invested in any one industry (other than securities of U.S. Government or Agencies). Additionally, no more than 20% of the plan assets shall be invested in foreign securities (both equity and fixed).

**Cash Flows**

**Contributions:** Our pension plan calls for a contribution of approximately $729,556 in 2009. No contributions are expected to be made to our other postretirement plans, however.

**Estimated Future Benefits Payments**: The following benefit payments, which reflect future service, are expected to be paid:

| | Pension Benefits | Other Benefits |
|---|---|---|
| 2009 | $ 341,367 | $ 33,519 |
| 2010 | 340,149 | 34,215 |
| 2011 | 338,938 | 36,657 |
| 2012 | 343,298 | 35,299 |
| 2013 | 356,323 | 35,658 |
| 2014 - 2018 | 1,825,148 | 186,583 |

**Note 11. Other Borrowings**

**Short-Term Borrowings:** During 2008 and 2007, our short-term borrowings consisted of securities sold under agreements to repurchase (repurchase agreements), advances under a line of credit with the Federal Home Loan Bank of Pittsburgh (FHLB) and federal funds purchased. Interest is paid on the repurchase agreements based on either fixed or variable rates as determined upon origination. At December 31, 2008 and 2007, securities with an amortized cost of $23,873,685 and $14,611,458, respectively, and estimated fair values of $24,474,136 and $14,750,799, respectively, were pledged to secure the repurchase agreements.

As a member of the FHLB, the bank has access to various lines of credit under programs administered by the FHLB. Borrowings under these arrangements bear interest at the interest rate posted by the FHLB on the day of the borrowing and are subject to change daily. The lines of credit are secured by a blanket lien on all unpledged and unencumbered assets.

The following information is provided relative to our short-term borrowing obligations:

| | Repurchase Agreement | Line of Credit | Federal Funds Purchased |
|---|---|---|---|
| **2008** | | | |
| Amount outstanding at December 31 | $ 28,785,814 | $ 1,239,700 | $ 1,500,000 |
| Weighted average interest rate at December 31 | 1.62% | 0.59% | 0.75% |
| Maximum month-end amount outstanding | $ 29,655,450 | $ 3,250,000 | $ 2,500,000 |
| Average daily amount outstanding | $ 18,602,081 | $ 379,366 | $ 41,803 |
| Weighted average interest rate for the year | 2.41% | 2.86% | 2.34% |
| **2007** | | | |
| Amount outstanding at December 31 | $ 14,258,042 | $ 3,997,900 | $ 1,400,000 |
| Weighted average interest rate at December 31 | 3.51% | 4.32% | 4.25% |
| Maximum month-end amount outstanding | $ 21,888,322 | $ 3,997,900 | $ 1,400,000 |
| Average daily amount outstanding | $ 18,868,254 | $ 406,537 | $ 618 |
| Weighted average interest rate for the year | 3.52% | 4.85% | 4.78% |

**Long-Term Borrowings:** Long-term borrowings of $7,865,485 and $2,718,865 at December 31, 2008 and 2007, respectively, consist of advances from the FHLB which are used to finance specific lending or investing activities. These advances carry fixed interest rates ranging from 2.80% to 5.00% while the weighted average interest rate at December 31, 2008 was 3.82%. The weighted average interest rate for the year ending December 31, 2007 was 4.56%.

A summary of the maturities of the long-term borrowings for the next five years is as follows:

| Year | Amount |
|---|---|
| 2009 | $ 409,234 |
| 2010 | 1,428,265 |
| 2011 | 1,948,180 |
| 2012 | 356,515 |
| 2013 | 2,815,687 |
| 2014 and thereafter | 907,604 |
| Total | $ 7,865,485 |

**Note 12. Commitments and Contingencies**

At December 31, 2008 and 2007, the bank maintained required reserve balances with the Federal Reserve Bank of Richmond approximating $217,000 and $338,000, respectively. The bank does not earn interest on such reserve balances.

**Litigation:** We are involved in various legal actions arising in the ordinary course of business. In the opinion of counsel, the outcome of these matters will not have a significant adverse effect on our financial condition or results of operations.

**Financial Instruments With Off-Balance-Sheet Risk:** The bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the bank has in particular classes of financial instruments.

| Financial instruments whose contract amounts represent credit risk | Contract Amount 2008 | Contract Amount 2007 |
|---|---|---|
| Commitments to extend credit | $ 25,318,554 | $ 24,602,947 |
| Standby letters of credit | 751,423 | 301,223 |
| Total | $ 26,069,977 | $ 24,904,170 |

The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. These letters of credit are generally uncollateralized.

**Note 13. Shareholders' Equity and Restrictions on Dividends**

The primary source of funds for the dividends paid by Citizens Financial Corp. is dividends received from Citizens National Bank. Dividends paid by the bank are subject to restrictions by banking regulations. The most restrictive provision requires approval by the Office of the Comptroller of the Currency if dividends declared in any year exceed the year's net income, as defined, plus the retained net profits of the two preceding years. At December 31, 2008, the net retained profits available for distribution to Citizens Financial Corp. as dividends without regulatory approval approximate $922,574 or 4.4% of consolidated net assets.

The company and bank are subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the company and bank must meet specific capital guidelines that involve quantitative measures of the company's and bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The company and bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the company and bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. We believe, as of December 31, 2008, that the company and bank meet all capital adequacy requirements to which they are subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that we believe have changed the bank's category.

The bank's actual capital amounts and ratios, which are the same as those for the holding company on a consolidated basis, are presented in the following table (in thousands).

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **As of December 31, 2008:** | | | | | | |
| Total Capital:Risk Weighted Assets | $ 23,922 | 12.99% | $ 14,733 | 8.00% | $ 18,416 | 10.00% |
| Tier I Capital:Risk Weighted Assets | 21,690 | 11.77 | 7,371 | 4.00 | 11,057 | 6.00 |
| Tier I Capital:Average Assets | 21,690 | 7.70 | 11,268 | 4.00 | 14,084 | 5.00 |
| **As of December 31, 2007:** | | | | | | |
| Total Capital:Risk Weighted Assets | $ 23,328 | 12.52% | $ 14,906 | 8.00% | $ 18,633 | 10.00% |
| Tier I Capital:Risk Weighted Assets | 21,565 | 11.57 | 7,455 | 4.00 | 11,183 | 6.00 |
| Tier I Capital:Average Assets | 21,565 | 8.75 | 9,858 | 4.00 | 12,323 | 5.00 |

**Note 14. Fair Value Measurements**

The company adopted SFAS No. 157, "Fair Value Measurements" (SFAS 157), on January 1, 2008 to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. SFAS 157 clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

In February of 2008, the FASB issued Staff Position No. 157-2 (FSP 157-2) which delayed the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 defers the effective date of SFAS 157 for such nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Thus, the company has only partially applied SFAS 157. Those items affected by FSP 157-2 include other real estate owned (OREO), goodwill and core deposit intangibles.

In October of 2008, the FASB issued Staff Position No. 157-3 (FSP 157-3) to clarify the application of SFAS 157 in a market that is not active and to provide key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance, including prior periods for which financials statements were not issued.

SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the company's market assumptions. The three levels of the fair value hierarchy under SFAS 157 based on these two types of inputs are as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2).

Derivative financial liabilities: The fair value measurement of the interest rate swaps are based on valuation techniques of similar products for which assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of similar products by using pricing models that considers observable market data (Level 2).

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

| | Balance as of December 31, 2008 | Fair Value Measurements at December 31, 2008 Using Quoted Prices In Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets: | | | | |
| Securities available for sale | $ 82,050,622 | $ - | $ 82,050,622 | $ - |
| Liabilities: | | | | |
| Derivative financial liabilities | 251 | - | 251 | - |

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the company to measure certain financial assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on the observable market price of the loan, the present value of cash flows expected to be realized from the loan, or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

The following table summarizes the company's financial assets that were measured at fair value on a nonrecurring basis during the period.

| | Balance as of December 31, 2008 | Carrying value at December 31, 2008 Quoted Prices In Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets: | | | | |
| Impaired Loans | $ 4,464,523 | $ - | $ 2,827,878 | $ 1,636,645 |

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The following summarizes the methods and significant assumptions used in estimating fair value under SFAS No. 107:

**Cash and Due From Banks:** The carrying values of cash and due from banks approximate their estimated fair values.

**Federal Funds Sold:** The carrying values of federal funds sold approximate their estimated fair values.

**Securities:** Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2).

**Loans:** The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

**Accrued Interest Receivable and Payable:** The carrying values of accrued interest receivable and payable approximate their estimated fair values.

**Deposits:** The estimated fair values of demand deposits (i.e. noninterest bearing and interest bearing checking), money market, savings and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

**Short-Term Borrowings:** The carrying values of short-term borrowings approximate their estimated fair values.

**Long-Term Borrowings:** The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.

**Off-Balance-Sheet Instruments:** The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counterparties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown below.

**Derivative Financial Instruments:** The fair value measurement of the interest rate swaps are based on valuation techniques of similar products for which assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of similar products by using pricing models that considers observable market data (Level 2).

The carrying values and estimated fair values of the company's financial instruments are summarized below:

| | December 31, 2008 | | December 31, 2007 | |
|---|---|---|---|---|
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| **Financial assets:** | | | | |
| Cash and due from banks | $ 3,943,066 | $ 3,943,066 | $ 7,049,699 | $ 7,049,699 |
| Interest bearing deposits with other banks | 9,438,048 | 9,438,048 | 12,421 | 12,421 |
| Securities available for sale | 80,859,148 | 80,859,148 | 57,446,339 | 57,446,339 |
| Loans, net | 175,721,333 | 182,051,438 | 170,939,264 | 166,266,520 |
| Accrued interest receivable | 1,409,645 | 1,409,645 | 1,384,943 | 1,384,943 |
| **Financial liabilities:** | | | | |
| Deposits | $ 217,428,850 | $ 219,261,894 | $ 201,296,470 | $ 202,239,030 |
| Short-term borrowings | 31,525,514 | 31,525,514 | 19,655,942 | 19,655,942 |
| Long-term borrowings | 7,865,485 | 8,072,644 | 2,718,865 | 2,720,621 |
| Accrued interest payable | 486,238 | 486,238 | 523,403 | 523,403 |
| **Financial instruments:** | | | | |
| Interest rate swaps and call options | $ 251 | $ 251 | $ 2,957 | $ 2,957 |

The company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the company's overall interest rate risk.

**Note 15. Condensed Financial Statements of Parent Company**

Information relative to the parent company's balance sheets at December 31, 2008 and 2007, and the related statements of income and cash flows for the years ended December 31, 2008 and 2007, are presented below.

| | December 31, | |
|---|---|---|
| **Balance Sheets** | **2008** | **2007** |
| **Assets** | | |
| Cash | $ 2,091 | $ 2,992 |
| Investment in subsidiary | 20,839,465 | 21,077,936 |
| **Total assets** | $ 20,841,556 | $ 21,080,928 |
| **Shareholders' equity** | | |
| Common stock, $2.00 par value, 4,500,000 shares authorized, issued 2,250,000 shares | $ 4,500,000 | $ 4,500,000 |
| Retained earnings | 21,109,894 | 20,998,645 |
| Accumulated other comprehensive loss | (936,775) | (586,154) |
| Treasury stock at cost, 420,496 shares | (3,831,563) | (3,831,563) |
| **Total shareholders' equity** | $ 20,841,556 | $ 21,080,928 |

| | For the Years Ended December 31, | |
|---|---|---|
| **Statements of Income** | **2008** | **2007** |
| Income - dividends from subsidiary bank | $ 736,800 | $ 883,801 |
| Expenses - operating | 5,900 | 5,500 |
| Income before equity in undistributed income of subsidiary | 730,900 | 878,301 |
| Equity in undistributed income of subsidiary | 185,528 | 155,525 |
| **Net income** | $ 916,428 | $ 1,033,826 |

| | For the Years Ended December 31, | |
|---|---|---|
| **Statements of Cash Flows** | **2008** | **2007** |
| **Cash flows from operating activities** | | |
| Net income | $ 916,428 | $ 1,033,826 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Equity in undistributed income of subsidiary | (185,528) | (155,525) |
| **Cash provided by operating activities** | 730,900 | 878,301 |
| **Cash flows from investing activities** | - | - |
| **Cash flows from financing activities** | | |
| Dividends paid to shareholders | (731,801) | (878,162) |
| **Cash used in financing activities** | (731,801) | (878,162) |
| Increase/(decrease) in cash | (901) | 139 |
| **Cash:** | | |
| Beginning | 2,992 | 2,853 |
| Ending | $ 2,091 | $ 2,992 |

Citizens Financial Corp. is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's estimates and judgments.

The management of Citizens Financial Corp. is responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Audit Committee, consisting entirely of independent directors, meets regularly with management, internal auditors and the independent registered public accounting firm, and reviews audit plans and results, as well as management's actions taken in discharging responsibilities for accounting, financial reporting, and internal control. Yount, Hyde & Barbour, P.C., independent registered public accounting firm, and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria for effective internal control over financial reporting set forth in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concludes that, as of December 31, 2008, its system of internal control over financial reporting is effective and meets the criteria of the Internal Control-Integrated Framework. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our register public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Robert J. Schoonover
President and Chief Executive Officer

Thomas K. Derbyshire
Vice President and Treasurer

Elkins, West Virginia
March 11, 2009

Yount Hyde & Barbour

Certified Public Accountants and Consultants

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
Citizens Financial Corp. and Subsidiary
Elkins, West Virginia

We have audited the accompanying consolidated balance sheets of Citizens Financial Corp. and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Financial Corp. and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Citizens Financial Corp. and Subsidiary's internal control over financial reporting as of December 31, 2008 included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 11, 2009

## CITIZENS FINANCIAL CORP.

Max L. Armentrout
*Chairman of the Board*

Cyrus K. Kump
*Vice Chairman*

Thomas K. Derbyshire, CPA
*Vice President & Treasurer*

Robert J. Schoonover
*President & Chief Executive Officer*

William T. Johnson, Jr.
*Vice President*

Leesa M. Harris
*Secretary*

## CITIZENS NATIONAL BANK

William T. Johnson, Jr.
*President & Chief Executive Officer*

Thomas K. Derbyshire, CPA
*Executive Vice President*

Nathaniel S. Bonnell, CPA
*Senior Vice President/Chief Financial Officer*

Leesa M. Harris
*Senior Vice President/Trust Officer*

Kathy K. Leombruno
*Senior Vice President/Marketing Officer*

Sherri E. Marstiller
*Senior Vice President/Chief Operating Officer*

Rudy F. Torjak, Jr.
*Senior Vice President/Chief Credit Officer*

Bradley W. Hammond
*Vice President/Chief Information Officer*

Franklin W. Hinzman
*Vice President/Commercial Loan Officer*

Sherrie G. Holler
*Vice President/Retail Banking Manager*

Tanya D. Markley
*Vice President/Human Resources Officer*

D. Randall Moore
*Vice President/Branch Manager, Parsons*

Molly A. Painter
*Vice President/Assistant Operations Officer*

John M. Spencer
*Vice President/Commercial Loan Officer*

Brenda E. Schmidlen
*Vice President/CRA/Compliance Officer*

Melissa D. Channels
*Personal Banker*

Janet E. Chapman
*Assistant Controller*

Lisa M. Crawford
*Executive Secretary*

Robert E. Cowgill
*Investment Executive*

Cindy K. DeMotto
*Personal Banker*

Donald E. Fasig
*Security/Information Security/*
*Loan Review Officer*

Carla D. Hess
*Credit Analyst*

William D. Phillips
*Loan Operations Officer*

Linda K. Smith
*Personal Banker*

Sharon M. Sutton
*Teller Operations Support*

Janice L. Thompson
*Assistant Trust Officer*

Branch Managers:
Kathy J. Bennett, *Petersburg*
Kimberly S. Cain, *Elkins*
Angela J. Hill, *Marlinton*
Tena R. Pritt, *Beverly*
Sherry L. Radcliff, *Snowshoe*

Assistant Branch Managers:
William E. Jordan, *Marlinton*
Michelle L. Meek, *Petersburg*
Debbie T. Ritter, *Parsons*

## CITIZENS FINANCIAL CORP.

Robert Normal Alday
*President, Phil Williams Coal Company*

Max L. Armentrout
Chairman of the Board
*President, Laurel Lands Corp.*

William J. Brown
*Retired, Hess Oil Company, Inc.*
*Managing Partner, Brown Rental Group*

Edward L. Campbell
*Retired, Campbell's Market*

William T. Johnson, Jr.
*President & CEO*
*Citizens National Bank*

Cyrus K. Kump
Vice Chairman
*President, Kump Enterprises,*
*Kerr Real Estate*

Robert J. Schoonover
President & Chief Executive Officer
*Retired, Citizens National Bank*

L. T. Williams
*Retired, Elkins Builders Supply, LLC*

John A. Yeager, CPA
*Controller, Newlons International Sales, LLC*

## CITIZENS NATIONAL BANK

Max L. Armentrout
*President, Laurel Lands Corp.*

William J. Brown
*Retired, Hess Oil Company, Inc.*
*Managing Partner, Brown Rental Group*

Edward L. Campbell
*Retired, Campbell's Market*

William T. Johnson, Jr.
*President & CEO*
*Citizens National Bank*

Dickson W. Kidwell
*President, Kidwell Auto Parts*

Cyrus K. Kump
*President, Kump Enterprises,*
*Kerr Real Estate*

Franklin M. Santmyer, Jr.
*President, Wil-Ken, Inc., Gino's Pizza of Elkins*

Robert J. Schoonover
*Retired, Citizens National Bank*

Thomas W. Wamsley
*Cattleman; Co-Owner, C&J Dairy King*

L. T. Williams
*Retired, Elkins Builders Supply, LLC*

C. Curtis Woodford
*President, Woodford Oil Company*

John A. Yeager, CPA
*Controller, Newlons International Sales, LLC*

Paul J. Joseph
*CFC and CNB Director Emeritus*

Annual Meeting: Citizens Financial Corp.'s annual shareholder meeting will be held at Citizens National Bank, 211-213 Third Street, Elkins, WV at 3:00 PM April 15, 2009.

Form10-K: Copies of Citizens Financial Corp.'s annual report to the Securities and Exchange Commission, Form 10-K, may be obtained by writing: Thomas K. Derbyshire, Vice President and Treasurer, Citizens Financial Corp., PO Box 1519, Elkins, WV 26241

Legal Counsel: Busch, Zurbuch & Thompson PLLC, John Busch, Esq., Elkins, WV 26241

Auditors: Yount, Hyde and Barbour, P.C., Certified Public Accountants, Winchester, VA 22604



Citizens **National** Bank

*a family tradition*